Exhibit 99.1

Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Biofrontera AG

19.03.2020

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Legal entity: Lang & Schwarz Aktiengesellschaft

City of registered office, country: Düsseldorf, Germany

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

Lang & Schwarz Broker GmbH

5. Date on which threshold was crossed or reached:

12 March 2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	0.02%	8.33%	8.35%	44,849,365
Previous notification	0.02%	0%	0.02%	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006046113	0	9,639	0.00%	0.02%
Total	9,639		0.02%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right of reimbursement from a share loan			3,200,000	7.13%
		Total	3,200,000	7.13%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Subscription right on mandatory convertible bond 2020/2024	30.11.2024	until 18.11.2024	Physical	223,882	0.50%
Subscription right on mandatory convertible bond 2020/2026	30.11.2026	until 17.11.2026	Physical	311,627	0.69%
			Total	535,509	1.19%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)		% of voting rights through instruments (if at least 5% or more)		Total of both (if at least 5% or more)
Lang & Schwarz Aktiengesellschaft		%		%		%
Lang & Schwarz Broker GmbH		%	8.33%		8.33%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights		Proportion of instruments		Total of both
	%		%		%

10. Other explanatory remarks:

Date

18 March 2020

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany

Internet:	www.biofrontera.com